1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: H.S. Sangra Our File No.: 6963 055 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com

January 8, 2015

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Dear Sirs/Mesdames:

Re:	MFC Industrial Ltd. (the "Company")
Form 20-F for the year ended December 31, 2013 (the "2013 20-F")
Filed March 31, 2014
File No. 001-04192

We refer to the comment letter dated December 23, 2014 (the "Third Comment Letter") from the Securities and Exchange Commission to the Company regarding the 2013 20-F. On behalf of the Company, we provide the following responses to your comments.

For your ease of reference, we have reproduced the numbering in the Third Comment Letter and have set out below, in italics, the text of your question followed by the Company's response thereto. All capitalized terms that are not otherwise defined herein shall have the meanings ascribed thereto in the 2013 20-F.

Form 20-F for the Year ended December 31, 2013

Information on the Company, page 16

Plants, Property and Equipment, page 25

Gas Reserves, page 26

1.	We note from your response to comment 3 in our letter dated October 1, 2014 that you have adopted a plan to develop your proved undeveloped reserves through third party arrangements.

January 8, 2015

We also note from your response to comment 6 in our letter dated August 7, 2014 that you are currently unable to quantify or predict what portions of your undeveloped lands will not be developed prior to April 1, 2018, being the expiry of the five year period referenced in Item 1203(d) of Regulation S-K. Please expand the disclosure in your filing on Form 20-F to include a risk factor disclosing your reliance on arrangements with third parties as a means to develop your proved undeveloped reserves and the consequences for not converting such reserves within five years of the initial disclosure.

The Company advises that it will include the following risk factor in its future annual reports on Form 20-F:

"As at ●, approximately ●% of our estimated proved reserves (by volume) were undeveloped. These reserve estimates reflect our plans to complete development activities to convert our proved undeveloped reserves into developed reserves. Such development may not occur as scheduled and results may not be as estimated. If we elect not to develop these proved undeveloped reserves, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be disclosed if they relate to wells scheduled to be drilled within five years of initial booking thereof. We may be required to remove such proved undeveloped reserves if we do not develop them within the required five-year timeframe. Such removal may significantly reduce the quantity and present value of our reported oil and gas reserves.

Certain of our proved undeveloped reserves are, or may in the future be, subject to third-party operating agreements, including farm-out and participation agreements. While such third-party arrangements may provide for committed expenditures and/or drilling activities, our ability to convert such proved undeveloped reserves within the required timeframe may be subject to operating decisions of such operators and the results of development activities conducted by such third-parties, which may not be entirely within our control."

2.	Your responses to comment 3 and prior comment 6 also appear to indicate that your proved undeveloped reserves were disclosed based on the anticipation that arrangements could be made with a third party for the drilling of such reserves. Please tell us how you considered the requirement to have a development plan that included a drilling schedule adopted by your management indicating that all of your undrilled locations would be drilled within five years prior to the disclosure of proved reserves. Refer to the definition of undeveloped oil and gas reserves in Rule 4-10(a)(31)(ii) of Regulation S-X.

Prior to its initial disclosure of its undeveloped reserves, the Company's management adopted a development plan that provides for the drilling of the underlying undrilled locations prior to April 1, 2018, being five years from the date of the Company's initial disclosure of such reserves.

January 8, 2015

The Company advises that substantially all of its proved undeveloped reserves are in close proximity to its gas processing plants, including its net proved undeveloped reserves in the Niton area, which are close to its McLeod processing plant, and in the High River natural gas field, which is connected to its Mazeppa processing plant located south of Calgary, Alberta. According to the Company's adopted strategy for its processing plants the undrilled locations relating to its reported proved undeveloped reserves are currently scheduled to be drilled during the above-referenced five-year period in order to optimize plant throughputs and associated economics.

While the Company's present strategy involves pursuing third-party arrangements for drilling and developing such reserves, the Company wishes to clarify that the adopted development plan, including the drilling of undrilled locations, is not predicated on successfully entering into third-party arrangements. As set forth in our letter to you dated October 24, 2014 (the "Second Response Letter"), the Company confirms that it is currently committed to developing its undeveloped oil and gas reserves within the five-year period referenced above in accordance with its adopted development plan. Based on the foregoing, the Company submits that its disclosure of proved undeveloped reserves was made in accordance with Rule 4-10(a)(31) of Regulation S-X.

Form 6-K filed August 14, 2014

Financial Statements, page 34

Condensed Consolidated Statements of Cash Flows, page 42

3.	We note your response to our prior comment number 10; however, we are still unclear of the nature of the customer transaction which resulted in an underlying invoice subject to a factoring arrangement. In this regard, please explain to us the facts and circumstances surrounding the transaction, including the terms and underlying economic business reason(s) for entering into an arrangement of this nature which an invoice to a customer requires repayment from the company. As part of your response, please explain how the transaction is initially recorded within your financial statements and upon completion of the earnings process. We may have further comment upon receipt of your response.

As noted in the Company's response to your prior comment number 10, the "repayment to customer" of $22.2 million disclosed in the Company's consolidated statements of cash flows in its Form 6-K dated August 14, 2014 (the "August 2014 6-K") arose as a result of a customer (the "Customer") paying the Company such amount on December 31, 2013, where the underlying invoice had been factored. The underlying facts and circumstances are as follows:

●	Pursuant to the underlying transaction, the Company had agreed to sell $22.2 million of cobalt to the Customer on payment terms that provided for payment by the Customer in the future.

●	After entering into the transaction, the Company entered into a single factoring agreement with a bank (the "Bank"), whereby the Bank purchased the underlying receivable from the Company (the "Factoring Arrangement").

January 8, 2015

●	Pursuant to the Factoring Arrangement, the Company advised the Customer of the Factoring Arrangement and instructed it to make its payment directly to the Bank when due.

●	On December 31, 2013, the Customer erroneously wired the invoice amount to the Company instead of the Bank.

●	The incorrect payment was identified and on January 2, 2014, the Company coordinated the settlement of the invoice between the Customer and the Bank by forwarding the $22.2 million amount it had received in error to the Bank on behalf of the Customer.

The Company wishes to clarify that the Factoring Arrangement described above did not require repayment from the Company. The repayment was made because payment was made by the Customer to the Company in error despite having been directed by the Company to remit payment to the Bank directly under the Factoring Arrangement.

For your further reference, the Company advises that the foregoing transaction and erroneous payment were accounted for as follows:

●	The amount that was erroneously paid to the Company by the Customer, being $22.2 million was recognized by the Company in its cash balances as at December 31, 2013 (see the Company's consolidated statement of financial position as of December 31, 2013 and Note 22 to its audited annual financial statements included in the 2013 20-F).

●	The $22.2 million amount was recognized as an amount due to a customer under financing activities in the Company's consolidated statements of cash flows for the year ended December 31, 2013 (see page 76 of the 2013 20-F).

●	The payment of $22.2 million by the Company to the Bank on behalf of the Customer on January 2, 2014, was recognized as "repayment to a customer" under financing activities in the Company's consolidated statement of cash flows for the six months ended June 30, 2014.

●	No income or loss was recognized by the Company in connection with the erroneous payment made to the Company by the Customer in connection with this transaction.

Further to the proposed disclosure set forth in the Second Response Letter in connection with the above transaction, the Company proposes to include the following expanded disclosure to describe same:

"On December 31, 2013, a customer paid $22.2 million to one of the Group's subsidiaries. However, the underlying invoice was subject to a factoring arrangement with a bank pursuant to which such bank had previously purchased the related receivable and the customer was to submit such payment to the bank directly. The amount, which had been incorrectly paid to the Group's subsidiary by the customer instead of as directed to the bank, was subsequently repaid in January 2014. As a result, $22.2 million was recognized as repayment to a customer. No income or loss was recognized in connection with such transactions."

January 8, 2015

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022, Rod Talaifar of our office at (604) 692-3023 or Eileen Uy of our office at (604) 692-3056.

Yours truly,

SANGRA MOLLER LLP

/s/ H.S. Sangra

Per:

H.S. Sangra

/s/ Rod Talaifar

Per:

Rod Talaifar

/s/ Eileen Uy

Per:

Eileen Uy
California State Bar No. 245585

cc.	MFC Industrial Ltd. Attention: Samuel Morrow